EXHIBIT 99.7

                                [GLENCAIRN LOGO]

                                 INTERIM REPORT
                                       Q3




                               SEPTEMBER 30, 2004

                             MESSAGE TO SHAREHOLDERS



The third quarter of 2004 was a pivotal time for your Company as its investment in the Limon Mine in Nicaragua began to show solid results, construction of the Bellavista Mine in Costa Rica passed the halfway mark and exploration drilling confirmed an exciting new discovery at Limon.

New equipment and a general tightening of controls during the past several months has allowed the Limon Mine to report its best quarterly performance since your Company acquired it in late 2003. Gold sales were up for the third consecutive quarter, rising to 13,182 ounces in Q3/04 from 12,119 in Q2/04 and 10,436in Q1/04, while cash operating costs per ounce of gold sold were down for the third consecutive quarter, declining to $268 in Q3/04 from $319 in Q2/04 and $346 in Q1/04. The realized price per ounce sold remained essentially flat throughout the first nine months of 2004, averaging $407 in Q1, $397 in Q2 and $404 in Q3. Earnings from mining operations rose to $709,000 in Q3/04 from $44,000 in Q2/04 and a loss of $78,000 in Q1/04 bringing earnings from mining operations for the first nine months of the year to $675,000.

For the three months ended September 30, 2004 the Company recorded a net loss of $2.2 million or $0.02 per share compared to net earnings of $685,000 or $0.01 per share in 2003. For the nine-month period ended September 30 the net loss was $8.3 million in 2004 compared to $67,000 in 2003. The biggest factor in the increased losses for 2004 was higher exploration expenditures; for the third quarter these were $1.7 million in 2004 versus $0.3 million in 2003. For the nine months the comparable number was $4.0 million in 2004 compared to $0.7 million in 2003.

Exploration conducted through the first nine months of 2004 is already beginning to show results that are likely to assure Limon's future for many years to come. Mineral resources at Limon have increased 78% since December 31, 2003, as a result of diligent exploration work at the Santa Pancha zone, and these ounces were added at a cost of just $15 per ounce. Perhaps even more significantly, a new discovery on the Limon concession announced August 13 - the Victoria Zone - has the potential to have a major impact on the Company's production profile, although it is too soon to determine the impact this will have on the long-term mining plan.

Meanwhile, construction of your Company's second goldmine, the Bellavista Mine in Costa Rica, continues to progress. Significantly more rainfall than average during construction and late delivery of some items to the site resulted in the project running about two months behind schedule and approximately 15% over budget, but management is confident that Bellavista will produce its first gold in Q2/05 and quickly attain its designed production rate to average 60,000 ounces per year, more than doubling your Company's current production on an annualized basis.

Your Company continues to be in sound financial condition with no debt and, at the end of the quarter, working capital of $20.5 million, of which $12.8 million was in cash. It has not hedged any of its future gold production. The Company may seek additional funding in 2005 as a result of additional construction costs at Bellavista and the need to follow-up on the positive exploration results at Limon.

Subsequent to quarter end, a revised long-term production plan was prepared and a new resource calculation was completed based on drilling results from the Santa Pancha Zone at Limon. The production plan reflects the two-month delay at Bellavista and shows lower production than previously expected during 2004 and 2005. However, total gold production is expected to increase from 46,000 ounces in 2004 to 127,000 by 2007 based only on current mineral reserves and resources without taking into consideration future exploration success. Our revised resource estimate indicates there is considerable potential for further exploration success at Limon.

As we approach the end of 2004, the outlook for your Company is very positive. Gold prices are strong and the consensus forecast is for them to remain so for some time to come. Gold production at Limon is increasing, Bellavista will be onstream within six months, and exploration work is successfully adding ounces to our mineral resource base. In the years ahead, when we look back on the progress of your Company, mid-2004 will be recognized as a turning point in your Company's fortunes.

November 5, 2004



Kerry J. Knoll
President and Chief Executive Officer



Ian J. McDonald Chairman
November 5, 2004

GLENCAIRN GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
SEPTEMBER 30, 2004

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated interim financial statements and related notes thereto for the nine months ended September 30, 2004 and 2003 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the annual audited financial statements for the years ended December 31, 2003 and 2002, and Management's Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.

ACCOUNTING CHANGE

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted the recommendations on asset retirement obligations as required by section 3110 of the Canadian Institute of Chartered Accountants Handbook. The new standard requires the recognition and measurement of legal liabilities for obligations associated with the retirement of property, plant and equipment arising from the acquisition, construction, development or normal operation of an asset. The obligations are measured initially at fair value and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income on a systematic and rational basis.

The new standard requires the change in accounting policy to be reflected as a retroactive restatement of prior period financial statements. As a result the Company has restated the balance sheet as at December 31, 2003 to reflect an increase of $237,000 in property, plant and equipment and an increase in estimated asset retirement obligations of $2,320,000. An amount of $2,083,000 was charged to retained earnings as at December 31, 2003 for the cumulative effect of this accounting change to that date.

RESULTS OF OPERATIONS

The Limon Mine was the Company's only operating mine during 2004 and 2003 and all sales and cost of sales were generated from that mine.


Key Statistics                                      Three Months Ended               Nine Months Ended
                                                       September 30                    September 30
                                                     2004        2003             2004                2003
                                                     ----        ----             ----                ----
Gold ounces sold                                   13,182       12,443           35,737              34,594
Realized price per ounce                            $ 404        $ 360            $ 402               $ 341
Cash operating costs per ounce sold                 $ 268        $ 218            $ 308               $ 243
Total cash costs per ounce sold                     $ 290        $ 243            $ 331               $ 261
Tonnes milled                                      88,804       79,358          252,339             209,240
Grade milled (grams per tonne)                        5.4          5.9              5.0                 6.0
Mill recovery (%)                                    85.1         87.2             84.4                88.0
Operating costs per tonne                            $ 40         $ 38             $ 40                $ 40
Gold ounces produced                               13,555       13,178           34,117              35,563

THREE MONTHS ENDED SEPTEMBER 30, 2004

Sales increased by $839,000 or 19% in the third quarter of 2004 compared to the third quarter of 2003. Gold sold increased by 739 ounces to 13,182 ounces and the realized price per ounce increased by $44 to $404. All gold in the third quarter of both 2004 and 2003 was sold on a spot basis.

Cost of sales increased by $816,000 or 30% in the third quarter of 2004 compared to the same period in 2003. Cash operating costs per ounce sold increased by $50 to $268 in 2004. Cost of sales increased in 2004 as a result of an increase in tons milled and operating cost increases for fuel, power, employee costs and operating supplies. Cash operating costs per ounce in 2004 increased due to the increased operating costs and lower ore grades and recoveries.

Exploration expense increased to $1,668,000 in the third quarter of 2004 from $275,000 in the third quarter of 2003. During the third quarter of 2004 exploration activity was focused at the Limon Mine. Definition drilling and a resource estimate were completed on the Santa Pancha Zone. The Victoria Zone, an entirely new zone of mineralization, was discovered and drilling continues. Exploration drilling and drifting progressed at the Talavera Mine. In addition to the exploration at Limon a small mapping/prospecting program was completed at the Bellavista Mine. The Company incurred Cdn$475,000 of flow-through exploration expenditures on its Canadian joint venture project in the Northwest Territories. In 2003 the limited funds available exploration was conducted around the Limon Mine.

General and administration expense increased by $524,000 to $846,000 in the third quarter of 2004 compared to 2003's third quarter. Activities increased in 2004 with the Black Hawk Mining Inc. merger and the Bellavista Mine construction requiring more staff and more costs.

Net loss in the third quarter of 2004 was $2,209,000 compared with net earnings of $685,000 in 2003.


NINE MONTHS ENDED SEPTEMBER 30, 2004

Sales increased by $2,576,000 or 22% in the nine months of 2004 compared to the same period in 2003. Gold sold increased by 1,143 ounces to 35,737 ounces and the realized price per ounce increased by $61 to $402. Gold sales in 2004 were made at spot prices, which averaged $404 per ounce for the first nine months of 2004, while two thirds of 2003 sales were delivered under hedging agreements made when prices were lower.

Cost of sales increased by $2,614,000 or 31% during the first nine months of 2004 compared to the same period in 2003. Cash operating costs per ounce sold were $308 in 2004 or $65 more than 2003. Tons milled in 2004 increased 21%. Operating expenses in 2004 for employee costs, operating supplies and oil related items also increased. Together these items accounted for the increase in costs of sales. Cash operating costs per ounce increased in 2004 due to the increased operating costs and lower ore grades and recoveries. Limited development carried out in 2003 has constrained the areas available for mining this year and the lower grades currently being mined will limit production to approximately 46,000 ounces in 2004.

Exploration expense increased to $4,011,000 in the first nine months of 2004 from $679,000 in the comparable period of 2003. Exploration during the first nine months of 2004 was centered in Nicaragua at the Limon Mine on the Santa Pancha, Victoria, Pozo Bono and Talavera Zones and in the La India district. Drilling at the Vogel project in Canada and the mapping program at the Bellavista Mine were completed.

General and administration expense increased by $2,101,000 in the first nine months of 2004 to $2,879,000 compared to 2003's first nine months. Increased activities in 2004 from the merger with Black Hawk Mining Inc. and the Bellavista Mine construction required more staff and more costs for salaries, insurance, consulting and financing.

Net loss in the first nine months of 2004 was $8,271,000, an increase of $8,204,000 from the first nine months loss of $67,000 in 2003.

CASH FLOWS

Operating activities used $8,231,000 in the first nine months of 2004 but generated $516,000 in the prior year period. The increased use of funds resulted mainly from increased exploration and general and administration expense and an increase in non-cash working capital. A significant portion of the working capital increase occurred in prepaids as deposits were paid to secure equipment for Bellavista.

Financing activities generated $21,020,000 in the first nine months of 2004 and consisted mostly of a public share offering completed in March for 34,500,000 units consisting of a share and a half warrant.

Investing activities required $14,847,000 and $491,000 in the first nine months of 2004 and 2003 respectively. The 2004 expenditures were for the construction of the Bellavista Mine and for equipment and development at the Limon Mine. Construction of the Bellavista Mine commenced in December 2003. The leach pad and ponds are completed and construction is continuing on buildings and equipment. All major equipment has been purchased and is on site or enroute. Refurbishment of certain equipment is in progress. A much heavier than usual rainy season in Costa Rica has delayed construction by about two months and gold production is now expected to commence in the second quarter of 2005. Bellavista construction costs are now expected to be about 12% more that the original budget. At September 30, 2004 the Company had approximately $4,100,000 in expenditure commitments for the Bellavista Project in addition to capital expenditures incurred to date.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash of $12,845,000 and working capital of $20,548,000 at September 30, 2004. These capital resources increased from the amounts available at December 31, 2003 due to the equity issue completed in March 2004. Lower than expected sales from the Limon Mine, additional construction costs and delayed commencement of operations at the Bellavista Mine, and the need to follow up on the positive exploration results at Limon may require the Company to seek additional funding in 2005.

CONTINGENCIES

On November 5, 2004 a complaint was filed by the State of Maine against the Company's subsidiary, Black Hawk Mining Inc.; Kerramerican, Inc., a subsidiary of Noranda Inc.; and Denison Energy Inc. in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, Inc. which was the operator and holder of 60% interest in the operation. Additional information is contained in Note 19 (e) of the annual audited financial statements for the year ended December 31, 2003. The Company believes that it is not responsible for additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican, Inc., its joint venture partner.

SUMMARY OF QUARTERLY RESULTS
(US$ in thousands, except per share amounts)

                                    Q4        Q1         Q2         Q3         Q4          Q1         Q2      Q3
                                   2002      2003       2003       2003       2003        2004       2004     2004
                                   ----      ----       ----       ----       ----        ----       ----     ----
Sales                             2,498      2,967      4,347     4,483       4,385      4,245      4,806     5,323
Net earnings (loss) restated     (2,330)      (904)       152       684      (1,181)    (2,742)    (3,320)   (2,209)
Earnings (loss) per share -
 basic and diluted                (0.05)     (0.02)      0.00      0.01       (0.01)     (0.02)     (0.03)    (0.02)

NON-GAAP PERFORMANCE MEASURES

The Company is including the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:



                                                            Three Months Ended             Nine Months Ended
                                                               September 30                  September 30
                                                            2004         2003               2004       2003
Statement of Operations (000's)
 Cost of sales                                             $3,534       $2,718             $11,016     $8,402
 Royalties and production taxes                               294          308                 811        637
                                                           -----------------------------------------------------
 Total                                                     $3,828       $3,026             $11,827     $9,039
                                                           -----------------------------------------------------
Gold sales (ounces)                                        13,182       12,443              35,737     34,594
Cash operating cost per ounce1                             $  268       $  218             $   308      $ 243
Total cash cost per ounce2                                 $  290       $  243             $   331      $ 261

1    Cost of sales divided by gold ounces sold
2    Cost of sales plus  royalties and  production  taxes divided by gold ounces sold


OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding at November 5, 2004 were:


                                                                                         Common
                               Expiry           Exercise         Securities             Shares on
Security                        Date             Price          Outstanding             Exercise
Common shares                                                   140,660,809            140,660,809

Warrants                      Nov. 26/08          1.25          24,012,500              24,012,500
Warrants                      Mar. 05/05          0.60           1,845,500               1,845,500
Warrants                      Mar. 18/05          0.65           7,437,313               7,437,313
Warrants                      Apr. 15/05          0.65           1,870,662               1,870,662
Agents options1               Mar. 18/05          0.45             622,222                 622,222
  Warrants on above options   Mar. 18/05          0.65                                     558,195
Agents options                Nov. 26/05          0.85           1,352,500               1,352,500
Options - Glencairn plan      Nov. 21/06 to    0.30 to 0.95
                              Sep. 13/09                        11,470,000              11,470,000
Options - Black Hawk plan     Oct. 11/04 to    0.23 to 3.00
                              Jul. 13/13                         1,029,998               1,029,998
                                                                                      ------------
                                                                                       190,859,699
                                                                                      ============
Note 1: These  agent's  options are  convertible  into one common  share and one half-share  purchase  warrant.  Each full warrant is  exercisable  into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements. Additional informatio n on the Company, including its annual information form is available on SEDAR at www.sedar.com.

November 5, 2004

GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(US Dollars and shares in thousands, except per share amounts - unaudited)


                                                                   three months ended           nine months ended
                                                                      September 30                 September 30
                                                               ---------------------------   --------------------------
                                                 Note             2004            2003           2004           2003
                                                               -----------     -----------   ------------   -----------
                                                 1,3                           (restated)                    (restated)
Sales                                                           $  5,323        $ 4,484        $ 14,374       $ 11,798
                                                               --------------------------------------------------------
Cost of sales                                                      3,534          2,718          11,016          8,402
Royalties and production taxes                                       294            308             811            637
Depreciation and depletion                                           753            496           1,773          1,332
Accretion expense                                                     33             30              99             92
                                                               --------------------------------------------------------
                                                                   4,614          3,552          13,699         10,463
                                                               --------------------------------------------------------
Earnings from mining operations                                      709            932             675          1,335
Expenses and other income
General and administrative                                           846            322           2,879            778
Stock option and warrant expense                  6                  690              -           1,227              -
Exploration                                                        1,668            275           4,011            679
Other expense (income)                            4                 (286)            50             829            345
                                                               --------------------------------------------------------
                                                                   2,918            647           8,946          1,802
                                                               --------------------------------------------------------
Net (loss) earnings before income taxes                           (2,209)           285          (8,271)          (467)
Income taxes recovered                            5                    -           (400)              -           (400)
                                                               --------------------------------------------------------
Net (loss) earnings                                             $ (2,209)       $   685        $ (8,271)      $    (67)
                                                              =========================================================
(Loss) earnings per share - basic and
  diluted                                                       $  (0.02)       $  0.01        $  (0.06)      $  (0.00)
                                                              =========================================================
Weighted average number of shares
  outstanding                                                    139,579         47,294         131,187         47,286
                                                              =========================================================



GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
(US Dollars in thousands - unaudited)



                                                                   three months ended           nine months ended
                                                                      September 30                 September 30
                                                               ---------------------------   --------------------------
                                                 Note             2004            2003           2004           2003
                                                               -----------     -----------   ------------   -----------
                                                 1,3                           (restated)                    (restated)
Balance as previously stated, beginning
  of period                                                     $ (7,479)      $(26,955)      $  (1,417)      $(26,203)
Effect of accounting changes                     3                (2,083)        (2,418)         (2,083)        (2,418)
                                                               --------------------------------------------------------
Balance as restated, beginning of period                          (9,562)       (29,373)         (3,500)       (28,621)
Net (loss) earnings                                               (2,209)           685          (8,271)           (67)
                                                               --------------------------------------------------------
Balance, end of period                                         $ (11,771)      $(28,688)       $(11,771)      $(28,688)
                                                              =========================================================

The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands - unaudited)




                                                         Note         September 30           December 31
                                                                          2004                   2003
                                                                     --------------         --------------
                                                          1,3                                (restated)
Assets
Current
 Cash and cash equivalents                                             $  12,845             $  14,903
 Marketable securities                                                       449                   443
 Accounts receivable and prepaids                                          6,317                 1,734
 Product inventory                                                           821                 1,708
 Supplies inventory                                                        6,721                 5,213
                                                                     -------------------------------------
                                                                          27,153                24,001
Note receivable                                                              336                   329
Restricted cash                                                              150                   150
Property, plant and equipment                           3,6               27,430                14,243
                                                                     -------------------------------------
                                                                       $  55,069             $  38,723
                                                                     =====================================
Liabilities
Current
 Accounts payable and accrued liabilities                              $   5,703             $   3,249
 Current portion of asset retirement obligations        3,7                  902                 1,016
                                                                     -------------------------------------
                                                                           6,605                 4,265
Asset retirement obligations                            3,7                3,117                 3,087
                                                                     -------------------------------------
                                                                           9,722                 7,352
                                                                     -------------------------------------
Shareholders' Equity
Warrants                                                 8                 6,195                 4,009
Agent's options                                          8                   728                 1,116
Contributed surplus                                                        2,603                 1,479
Common shares                                            8                47,592                28,267
Deficit                                                  3               (11,771)               (3,500)
                                                                     -------------------------------------
                                                                          45,347                31,371
                                                                     -------------------------------------
                                                                       $  55,069             $  38,723
                                                                     =====================================

The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US Dollars in thousands - unaudited)



                                                                   three months ended           nine months ended
                                                                      September 30                 September 30
                                                               ---------------------------   --------------------------
                                                 Note             2004            2003           2004           2003
                                                               -----------     -----------   ------------   -----------
                                                 1,3                           (restated)                    (restated)
Operating activities
Net (loss) earnings                                            $ (2,209)         $  685        $ (8,271)       $   (67)
Assets retirement obligations settled             7                (280)            (37)           (387)          (157)
Items not affecting cash:
 Mark to market gain on forward
   gold sales                                                         -               -               -           (924)
 Depreciation and depletion                                         753             496           1,773          1,332
 Accretion expense                                7                  33              30              99             92
 Stock option and warrant expense                 8                 690               -           1,227              -
Accretion expense for depleted site              4,7                 36              34             105            101
 Gain on sale of property, plant
   and equipment                                                      -               1               -             (8)
 Unrealized foreign exchange gain (loss)                            (19)             (2)             (7)           (46)
 Future income taxes                                                  -            (400)              -           (400)
Change in non-cash working capital                9              (5,031)           (229)         (2,770)           593
                                                               --------------------------------------------------------
 Cash used in operating activities                               (6,027)            578          (8,231)           516
                                                               --------------------------------------------------------
Financing activities
Common shares issued                                                  8               3          21,020              8
                                                               --------------------------------------------------------
 Cash generated by financing activities                               8               3          21,020              8
                                                               --------------------------------------------------------
Investing activities
Property, plant and equipment                                    (2,225)           (136)        (14,847)          (327)
Proceeds from sale of property, plant and
  equipment                                                           -              13               -             22
Costs related to business combination                                 -            (186)              -           (186)
                                                               --------------------------------------------------------
 Cash used in investing activities                               (2,225)           (309)        (14,847)          (491)
Increase (decrease) in cash and cash
  equivalents                                                    (8,244)                         (2,058)            33
                                                                                   (272)
Cash and cash equivalents, beginning of
  period                                                         21,089             515          14,903            754
                                                               --------------------------------------------------------
Cash and cash equivalents, end of period                       $ 12,845          $  787        $ 12,845        $   787
                                                               ========================================================
Supplemental cash flow information               9



The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)



1.   BASIS OF PRESENTATION

     Glencairn Gold Corporation's (the "Company" or "Glencairn") business is gold mining including exploration, development, extraction, processing and reclamation. The Company's business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Bellavista Property in Costa Rica. Construction on this project commenced in December 2003 and production is expected to begin in the second quarter of 2005. In October 2003 the Company merged with Black Hawk Mining Inc. ("Black Hawk") and acquired the Limon Mine and significant exploration properties in Nicaragua and the Vogel Project in Canada. The Keystone site in Canada was also acquired in this merger. Production from this mine ceased in 2000 and site reclamation is in process. The business combination was accounted for as a reverse take-over and the comparative figures presented are those of Black Hawk.


2.   ACCOUNTING POLICIES

(a)  Basis of consolidation

     The unaudited interim consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2003, except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. These consolidated financial statements include the accounts of the Company and its subsidiaries.


3.   ACCOUNTING CHANGES

     On January 1, 2004, the Company retroactively adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110"). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

     These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded. This differs from prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

         On adoption of Section 3110 the Company recorded on the balance sheet a net increase of $237,000 in property, plant and equipment and an increase in asset retirement obligations of $2,320,000. An amount of $2,083,000 was charged to deficit as at January 1, 2004, for the cumulative effect of this accounting change to that date. For the nine months ended September 30, 2004, the Company recorded additional depreciation and depletion expense of $51,000 and recorded accretion expense of $204,000. An amount of $2,418,000 was charged to deficit as at January 1, 2003. For the nine months ended September 30, 2003, the Company recorded additional depreciation and deple tion expense of $52,000 and recorded accretion expense of $193,000.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)



     Following the adoption of Section 3110, the total amount of recognized liabilities for asset retirement obligations was $4,103,000. These liabilities mainly relate to obligations at the active and inactive mines to perform reclamation and remediation activities to meet the requirements of existin g environmental laws and regulations that govern the Company's mining properties. The comparative amount of these liabilities is $4,063,000 at December 31, 2002 using the principles of section 3110 and using current information, assumptions and interest rates.


4.   OTHER EXPENSE (INCOME)


                                                        three months ended           nine months ended
                                                           September 30                 September 30
                                                    ---------------------------   --------------------------
                                                       2004            2003           2004           2003
                                                    -----------     -----------   ------------   -----------
                                                                    (restated)                    (restated)
(in thousands)

Interest and other income                           $    (64)       $      -       $   (228)        $    (2)
Gain on sale of property, plant and
equipment                                                  -               1              -              (8)
Municipal taxes for depleted site                          -               -            618               -
Accretion expense for depleted site                       36              34            105             101
Foreign exchange                                        (258)             15            329             250
Interest                                                   -               -              5               4
                                                    ---------------------------------------------------------
                                                    $   (286)       $     50       $    829         $   345
                                                    =========================================================


     In June 2004, the Company reached an agreement with the Town of Lynn Lake in Manitoba (the "Town" and the Manitoba Provincial Assessor for municipal tax arrears and penalties related to the Company's assets for the years 1997 to 2003. The Company paid Cdn$825,000 (US$618,000) to the Town in September 2004, the parties agreed to cease all ongoing legal action, and the Town released a bond of Cdn$250,000, the chattel mortgage on the mill and all liens on equipment.


5.   INCOME TAXES

     The Company's current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce earnings and therefore taxes in foreign jurisdictions. While management does not believe that there is a significant risk to the Company's tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)



6.   PROPERTY, PLANT AND EQUIPMENT



                                                        September 30       December 31
                                                            2004              2003
                                                        -------------      ------------
                                                          (restated)
(in thousands)
Producing property
  Limon Mine, Nicaragua
  Property, plant and equipment                           $ 19,952           $ 17,539
    Accumulated depreciation and depletion                 (13,438)           (11,714)
                                                        -------------------------------
                                                             6,514              5,825
                                                        -------------------------------
Properties under development
  Bellavista Project, Costa Rica                            19,306              6,829
  Vogel Project, Canada                                      1,498              1,498
                                                        -------------------------------
                                                            20,804              8,327
                                                        -------------------------------
Corporate properties
  Equipment                                                    150                 95
  Accumulated depreciation                                     (38)                (4)
                                                        -------------------------------
                                                               112                 91
                                                        -------------------------------
Depleted property
  Keystone Mine, Canada
  Property, plant and equipment                             14,097             14,097
  Accumulated depreciation and depletion                   (14,097)           (14,097)
                                                        -------------------------------
                                                                 -                  -
                                                        -------------------------------
                                                          $ 27,430           $ 14,243
                                                        ===============================


7.   ASSET RETIREMENT OBLIGATIONS

                                                        three months ended           nine months ended
                                                           September 30                 September 30
                                                    ---------------------------   --------------------------
                                                       2004            2003           2004           2003
                                                    -----------     -----------   ------------   -----------
                                                                    (restated)                    (restated)

(in thousands)

Balance, beginning of period                          $ 4,223         $ 4,072      $   4,103        $ 4,063
Liabilities incurred                                        7               -             99              -
Liabilities settled                                      (280)            (37)          (387)          (157)
Accretion expense                                          69              64            204            193
                                                    --------------------------------------------------------
Balance, end of period                                  4,019           4,099          4,019          4,099
Less: current portion                                     902             195            902            195
                                                    --------------------------------------------------------
                                                      $ 3,117         $ 3,904      $   3,117        $ 3,904
                                                    ========================================================

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)

The Company's assets retirement obligations relate to three mines:

LIMON MINE
Future obligations requiring cash expenditures of approximately $2,700,000, most of which will be incurred after the mine closes, result mainly from legal requirements to remove surface and underground facilities, and to cover and cap tailings facilities.

BELLAVISTA PROJECT
Future obligations requiring cash expenditures of approximately $200,000 in the year 2013 and 2014 to reclaim land that has been disturbed to date through the initial construction of buildings, ponds, and leach pad at the site.

KEYSTONE GOLD MINE
The property is in the reclamation and closure phase and the remaining activity to be completed consists mainly of water treatment, closing two pits, dredging a pond, and the demolition of a mill and related buildings.

Cash expenditures of approximately $2,300,000 will be charged against the liability relating to this property in the years up to and including 2008.


8.   CAPITAL STOCK

i)   Common shares

     A summary of the transactions in the common share account in 2004 is presented below:

                                                   Number of
                                                  Common Shares       Amount
(in thousands)

At December 31, 2003                               103,522           $ 28,267
   Prospectus financing (a)                         34,500             20,200
   Warrants exercised                                  643                415
   Agent's options exercised                           933                618
   Share options exercised                              18                  7
   Less: shares issue costs                              -             (1,915)
                                              ----------------------------------
At September 30, 2004                              139,616           $ 47,592
                                              ==================================

(a) On March 3, 2004, the Company closed a prospectus financing of 30,000,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$25,500,000 ($19,390,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.77 to each common share and Cdn$0.08 to each one half of one warrant. The prospectus financing had an over-allotment option. On March 18, the Company closed the over-allotment option of 4,500,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cnd$3,825,000 ($2,909,000).

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)



ii)  Share Options

     The Company has a share option plan whereby the Company's directors may from time to time grant options to directors, officers, employees, and consultants. The maximum term of any options may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the average of the high and low price on the Toronto Stock Exchange on the grant date. Shares issued under the plan are recorded in share capital at the issue price.

     A summary of the share option transactions in 2004 is presented below:

                                                              Weighted-
                                             Number        Average Exercise
                                          of options          Price (Cdn$)
                                          ----------          ------------
                                        (in thousands)
At December 31, 2003                         7,963              $ 0.80
 Granted                                     5,275                0.65
 Exercised                                     (18)               0.52
 Expired                                      (287)               0.89
                                          --------------------------------
At September 30, 2004                       12,933              $ 0.74


     The  following  tables  summarize   information  about  the  stock  options
outstanding at September 30, 2004


Options outstanding

                             Number             Average              Weighted-
                         Outstanding at         Remaining            Average
                          September 30,      Contractual Life     Exercise Price
Exercise Prices               2004              In Years             (Cdn$)
    (Cdn$)
-----------------------------------------------------------------------------
                         (in thousands)

$0.23 to $0.50               2,378                 3.3                $ 0.37
$0.52 to $0.95              10,275                 4.3                  0.79
$1.17 to $3.00                 263                 1.7                  2.03
-----------------------------------------------------------------------------
$0.23 to $3.00              12,933                 4.1                $ 0.74
-----------------------------------------------------------------------------

Options exercisable:

                             Number             Weighted-
                         Exercisable at         Average
                          September 30,       Exercise Price
Exercise Prices               2004                (Cdn$)
    (Cdn$)
------------------------------------------------------------
                        (in thousands)

$0.23 to $0.50               2,395                 $ 0.37
$0.52 to $0.95              10,275                   0.79
$1.17 to $3.00                 263                   2.03
$0.23 to $3.00              12,933                 $ 0.74
------------------------------------------------------------

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)


     The Company recognized stock option expense and contributed surplus of $587,000 for the three months ended September 30, 2004 and $1,124,000 for the nine months ended September 30, 2004.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

   Expected life in years: 3
   Risk free interest rate: 3.75%
   Expected volatility: 65%
   Dividend yield: 0%


iii) Warrants

     A summary of the transactions in the warrant account in 2004 is as follows:

                                                   Number of
                                                  Common Shares       Amount
(in thousands)

At December 31, 2003                                19,468           $  4,009
   Prospectus financing (a)                         17,250              2,099
   Exercise of warrants                               (642)              (105)
   Exercise of agent's options                         467                 89
   Exercise of warrants(a)                               -                103
   Expiry of warrants                                 (210)                 -
                                              ----------------------------------
At September 30, 2004                               36,333           $  6,195
                                              ==================================

a) On August 10, 2004, the Company extended the expiry date of 1,982,500 warrants exerciserable into common shares at Cdn$0.60 per share that were issued on September 5, 2002 to March 5, 2005 from the original date of September 5, 2004. The Company recognized warrant expense of $103,000 for the three months and nine months ended September 30, 2004 The fair value of the warrants is estimated on the extension date using the Black-Scholes warrant pricing mode l with the following weighted average assumptions:


     Expected life in months: 7
     Risk free interest rate: 3.75%
     Expected volatility: 65%
     Dividend yield: 0%

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)


iv)  Agent's Options

     A summary of the transaction in the agent's options account in 2004 is as follows:


                                                Number
                                            of agent's
                                               options        Amount
(in thousands)

At December 31, 2003                             3,389       $ 1,116
 Exercise of agent's options                     (933)         (388)
                                           ---------------------------
 Expiry of agent's options                       (481)             -
                                           ---------------------------
At September 30, 2004                           1,975        $  728
                                           ===========================

v)   Contributed surplus

     A summary of the transaction in the contributed surplus account in 2004 is presented below:

                                           Amount
(in thousands)                             -------


At December 31, 2003                      $ 1,479
    Grant of stock options                  1,124
                                          -------
At September 30, 2004                     $ 2,603
                                          -------


9.   SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital

                                                        three months ended           nine months ended
                                                           September 30                 September 30
                                                    ---------------------------   --------------------------
                                                       2004            2003           2004           2003
                                                    -----------     -----------   ------------   -----------
(in thousands)                                                       (restated)                    (restated)
Marketable securities                               $     (15)       $       -     $      (6)      $      -
Accounts receivable and prepaids                       (4,118)          (4,583)           57             17

Product inventory                                          43             (329)          873            (39)

Supplies inventory                                       (273)             (76)       (1,508)           480
Accounts payable and accrued
 liabilities                                             (668)             159         2,454             95
                                                     --------------------------------------------------------
                                                     $ (5,031)       $    (229)    $  (2,770)      $    593
                                                     ========================================================

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)


Other non-cash activities


                                                        three months ended           nine months ended
                                                           September 30                 September 30
                                                    ---------------------------   --------------------------
                                                       2004            2003           2004           2003
                                                    -----------     -----------   ------------   -----------
(in thousands)                                                       (restated)                    (restated)
Asset retirement obligations
incurred                                            $      7         $       -      $     99        $       -
                                                   ===========================================================
Asset retirement costs added to
 property, plant and equipment                      $      7         $       -      $     99        $       -
                                                   ===========================================================


Operating activities included the following cash payments

                                                        three months ended           nine months ended
                                                           September 30                 September 30
                                                    ---------------------------   --------------------------
                                                       2004            2003           2004           2003
                                                    -----------     -----------   ------------   -----------
(in thousands)                                                       (restated)                    (restated)
Interest paid                                       $       -       $        -    $        5      $       4
                                                   ===========================================================

10.  CONTINGENCIES

     On November 5, 2004 a complaint was filed by the State of Maine against the Company's subsidiary, Black Hawk Mining Inc.; Kerramerican, Inc., a subsidiary of Noranda Inc.; and Denison Energy Inc. in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, Inc. which was the operator and holder of 60% interest in the operation. Additional information is contained in Note 19 (e) of the annual audited financial statements for the year ended December 31, 2003. The Company believes that it is not responsible for additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican, Inc., its joint venture partner.


11.  SEGMENT INFORMATION

     The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Project (Costa Rica) and Corporate. The Vogel Project and the Keystone Mine, which ceased operating in April 2000, are included in the corporate segment. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the table below.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)


(i)  Segment Statements of Operations (in thousands)

                                                         three months ended September 30, 2004
                                           ------------------------------------------------------------
                                             Limon       Bellavista
                                              Mine        Project          Corporate           Total
Sales                                      $  5,323       $     -         $      -          $  5,323
                                           ------------------------------------------------------------

Cost of sales                                 3,534            -                 -             3,534
 Royalties and production taxes                 294            -                 -               294
Depreciation and depletion                      753            -                 -               753
Accretion expense                                33            -                 -                33
                                           ------------------------------------------------------------
                                              4,614            -                 -             4,614
                                           ------------------------------------------------------------
Earnings from mining operations                 709            -                 -               709
                                           ------------------------------------------------------------
General and administrative                        -            -               846               846
Stock option expense                              -            -               690               690
Exploration                                   1,214           23               431             1,668
Other expense                                     -            -              (286)             (286)
                                           ------------------------------------------------------------
                                              1,214           23             1,681             2,918
                                           ------------------------------------------------------------
Net loss                                   $   (505)      $  (23)         $ (1,681)         $ (2,209)
                                           ============================================================


                                                         three months ended September 30, 2003
                                           ------------------------------------------------------------
                                             Limon       Bellavista
                                              Mine        Project          Corporate           Total
                                           $ 4,484        $    -           $      -         $  4,484
                                           ------------------------------------------------------------
Cost of sales                                2,718             -                  -            2,718
Royalties and production taxes                 308             -                  -              308
Depreciation and depletion                     496             -                  -              496
Accretion expense                               30             -                  -               30
                                           ------------------------------------------------------------
                                             3,552             -                  -            3,552
                                           ------------------------------------------------------------
Earning from mining operations                 932             -                  -              932
                                           ------------------------------------------------------------
General and administrative                       -             -                322              322
Exploration                                    155             -                120              275
Other expense                                    -             -                 50               50
                                           ------------------------------------------------------------
                                               155             -                492              647
                                           ------------------------------------------------------------
Net earnings (loss) before income              777             -               (492)             285

taxes Income taxes recovered                     -             -               (400)            (400)
                                           ------------------------------------------------------------
Net earnings (loss)                        $   777        $    -           $   (92)           $  685
                                           ============================================================

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)



                                                      nine months ended September 30, 2004
                                           ------------------------------------------------------------
                                             Limon       Bellavista
                                              Mine        Project          Corporate         Total
Sales                                      $ 14,374        $     -         $      -        $ 14,374
                                           ------------------------------------------------------------
Cost of sales                                11,016              -                -          11,016
Royalties and production taxes                  811              -                -             811
Depreciation and depletion                    1,773              -                -           1,773
Accretion expense                                99              -                -              99
                                           ------------------------------------------------------------
                                             13,699              -                -          13,699
                                           ------------------------------------------------------------
Earnings from mining operations                 675              -                -             675
                                           ------------------------------------------------------------
General and administrative                        -              -            2,879           2,879
Stock option expense                              -              -            1,227           1,227
Exploration                                   2,760             23            1,228           4,011
Other expense                                     -              -              829             829
                                           ------------------------------------------------------------
                                              2,760             23            6,163           8,946
                                           ------------------------------------------------------------
Net loss                                   $ (2,085)        $  (23)        $ (6,163)       $ (8,271)
                                           ============================================================

                                                      nine months ended September 30, 2003
                                           ------------------------------------------------------------
                                             Limon       Bellavista
                                              Mine        Project          Corporate         Total
                                           $ 11,798       $     -        $      -         $ 11,798
                                           ------------------------------------------------------------
Cost of sales                                 8,402             -               -            8,402
Royalties and production taxes                  637             -               -              637
Depreciation and depletion                    1,332             -               -            1,332
Accretion expense                                92             -               -               92
                                           ------------------------------------------------------------
                                             10,463             -               -           10,463
                                           ------------------------------------------------------------
Earnings from mining operations               1,335             -               -            1,335
                                           ------------------------------------------------------------
General and administrative                        -             -             778              778
Exploration                                     420             -             259              679
Other expense                                     -             -             345              345
                                           ------------------------------------------------------------
                                                420             -           1,382            1,802
                                           ------------------------------------------------------------
Net earnings (loss) before income               915             -          (1,382)            (467)
taxes Income taxes recovered                                                 (400)            (400)
                                           ------------------------------------------------------------
Net earnings (loss)                        $    915        $    -        $   (982)        $    (67)
                                           ============================================================


     The Company's gold production is currently refined in Canada. Gold sales attributed to the Limon Mine above were sold from Canada to customers in the United Kingdom or the United States but, due to the liquidity of the gold market and the large number of potential customers worldwide, future sales may not be limited to these customers.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(in US Dollars - except as noted - unaudited)



(i)  Segment Balance Sheets (in thousands)

                                                      three months ended September 30, 2004
                                          --------------------------------------------------------------
                                                 Limon       Bellavista
                                                  Mine         Project        Corporate         Total
                                          --------------   --------------    ------------     -----------
Capital expenditures                          $   522         $   1,701       $     9          $  2,232
                                          ==============================================================

                                                       nine months ended September 30, 2004
                                          --------------------------------------------------------------
                                                 Limon       Bellavista
                                                  Mine         Project        Corporate         Total
                                          --------------   --------------    ------------     -----------
Capital expenditures                        $   2,413        $  12,478         $   55          $ 14,946
                                          ==============================================================

                                                                 September 30, 2004
                                          --------------------------------------------------------------
                                                 Limon       Bellavista
                                                  Mine         Project        Corporate         Total
                                          --------------   --------------    ------------     ----------
Cash and cash equivalents                    $  3,515         $  1,279         $  8,051        $ 12,845
Other current assets                            8,994            4,344              970          14,308
Property, plant and equipment                   6,514           19,306            1,610          27,430
Other non-current assets                            -              150              336             486
                                          --------------------------------------------------------------
Total assets                                 $ 19,023         $ 25,079  $      $ 10,967        $ 55,069
                                          ==============================================================


                                                                 December 31, 2004
                                          --------------------------------------------------------------
                                                 Limon       Bellavista
                                                  Mine         Project        Corporate         Total
                                          --------------   --------------    ------------     ----------
Cash and cash equivalents                   $     610        $      18        $  14,275        $  14,903
Other current assets                            7,908              343              847            9,098
Property, plant and equipment                   5,825            6,829            1,589           14,243
Other non-current assets                            -              150              329             479
                                          --------------------------------------------------------------
Total assets                                $   14,343       $   7,340        $  17,040        $ 38,723
                                          ==============================================================
